UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Atour Lifestyle Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 04965M 106 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “ATAT.” Each ADS represents three Class A Ordinary Shares. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04965M 106

1	Names of Reporting Persons. Shanghai Yi Nan Enterprise Management Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 53,155,170[1]
	6	Shared Voting Power None
	7	Sole Dispositive Power 53,155,170[1]
	8	Shared Dispositive Power None
9	Aggregate Amount Beneficially Owned by Each Reporting Person 53,155,170
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 12.9% of total outstanding Class A Ordinary Shares[2]
12	Type of Reporting Person (See Instructions) CO

___________________

1 Represents the 53,155,170 Class A ordinary shares held of record by Shanghai Yi Nan Enterprise Management Partnership. Each Class A ordinary share is entitled to one vote.
2 See Item 4.

CUSIP No.	04965M 106

1	Names of Reporting Persons. Legend Capital Management Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 61,477,418[3]
	6	Shared Voting Power None
	7	Sole Dispositive Power 61,477,418[3]
	8	Shared Dispositive Power None
9	Aggregate Amount Beneficially Owned by Each Reporting Person 61,477,418
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 14.9% of total outstanding Class A Ordinary Shares[2]
12	Type of Reporting Person (See Instructions) CO

____________________

3 Represents (i) 53,155,170 Class A ordinary shares held of record by Shanghai Yi Nan Enterprise Management Partnership, a limited liability partnership incorporated under the laws of PRC and (ii) 8,322,248 Class A ordinary shares held of record by Shanghai Yin Nai Enterprise Management Partnership, a limited liability partnership incorporated under the laws of PRC. Both of Shanghai Yi Nan Enterprise Management Partnership and Shanghai Yin Nai Enterprise Management Partnership are ultimately controlled by Legend Capital Management Co., Ltd., a PRC limited company. Legend Capital Management Co., Ltd. is majority-owned by Beijing Juncheng Hezhong Investment Management Partnership (Limited Partnership), which is controlled by Beijing Junqi Jiarui Business Management Limited, its general partner. Each Class A ordinary share is entitled to one vote.

CUSIP No.	04965M 106

1	Names of Reporting Persons. Beijing Juncheng Hezhong Investment Management Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 61,477,418[3]
	6	Shared Voting Power None
	7	Sole Dispositive Power 61,477,418[3]
	8	Shared Dispositive Power None
9	Aggregate Amount Beneficially Owned by Each Reporting Person 61,477,418
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 14.9% of total outstanding Class A Ordinary Shares[2]
12	Type of Reporting Person (See Instructions) CO

CUSIP No.	04965M 106

1	Names of Reporting Persons. Beijing Junqi Jiarui Business Management Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 61,477,418[3]
	6	Shared Voting Power None
	7	Sole Dispositive Power 61,477,418[3]
	8	Shared Dispositive Power None
9	Aggregate Amount Beneficially Owned by Each Reporting Person 61,477,418
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 14.9% of total outstanding Class A Ordinary Shares[2]
12	Type of Reporting Person (See Instructions) CO

Item l(a).	Name of Issuer:

Atour Lifestyle Holdings Limited

Item l(b).	Address of Issuer’s Principal Executive Offices:

20th floor, Wuzhong Building
618 Wuzhong Road, Minhang District
Shanghai, People’s Republic of China

Item 2(a).	Name of Person Filing:

Shanghai Yi Nan Enterprise Management Partnership

Legend Capital Management Co., Ltd.

Beijing Juncheng Hezhong Investment Management Partnership

Beijing Junqi Jiarui Business Management Limited

Item 2(b).	Address of Principal Business Office, or if None, Residence:

For all reporting persons:

16th Floor, Block B, Rongke Information Center, No. 2 South Road of Zhongguancun Academy of Sciences, Haidian District, Beijing, China.

Item 2(c).	Citizenship:

Shanghai Yi Nan Enterprise Management Partnership: The People’s Republic of China

Legend Capital Management Co., Ltd.: The People’s Republic of China

Beijing Juncheng Hezhong Investment Management Partnership: The People’s Republic of China

Beijing Junqi Jiarui Business Management Limited: The People’s Republic of China

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.0001 per share (each American Depositary Share (“ADS”), representing three Class A Ordinary Shares).

Item2(e).	CUSIP Number:

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 04965M 106 has been assigned to the ADSs of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “ATAT.” Each ADS represents three Class A Ordinary Shares.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-l(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 780);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-l(b)(l)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-l(b)(l)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-l(b)(l)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-l(b)(l)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-l(b)(l)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1 (b)(1)(ii)(J), please specify the type of institution: ___ .

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)	The total number of outstanding Class A ordinary shares used to calculate the percentage of class represented by the Class A ordinary Shares is the sum of (i) 339,104,792 Class A ordinary shares (excluding 1,211,514 Class A ordinary shares issued by the Issuer to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of equity awards under the Issuer’s Public Company Plan) and (ii) 73,680,917 Class B ordinary shares outstanding as of November 20, 2023, all of which can be converted into an equal number of Class A ordinary shares at any time by the holder thereof, as disclosed in the 424B5 prospectus filed by the Issuer with the SEC on December 6, 2023.

(c)	The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2024

Shanghai Yi Nan Enterprise Management Partnership

By:	/s/ Hongbin Zhou
Name: Hongbin Zhou
Title: Authorized Signatory

Legend Capital Management Co., Ltd.

By:	/s/ Hongbin Zhou
Name: Hongbin Zhou
Title: Authorized Signatory

Beijing Juncheng Hezhong Investment Management Partnership

By:	/s/ Hongbin Zhou
Name: Hongbin Zhou
Title: Authorized Signatory

Beijing Junqi Jiarui Business Management Limited

By:	/s/ Hongbin Zhou
Name: Hongbin Zhou
Title: Authorized Signatory

[Signature page to 13G (Atour)]

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-l(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Date: February 13, 2023

Shanghai Yi Nan Enterprise Management Partnership

By:	/s/ Hongbin Zhou
Name: Hongbin Zhou
Title: Authorized Signatory

Legend Capital Management Co., Ltd.

By:	/s/ Hongbin Zhou
Name: Hongbin Zhou
Title: Authorized Signatory

Beijing Juncheng Hezhong Investment Management Partnership

By:	/s/ Hongbin Zhou
Name: Hongbin Zhou
Title: Authorized Signatory

Beijing Junqi Jiarui Business Management Limited

By:	/s/ Hongbin Zhou
Name: Hongbin Zhou
Title: Authorized Signatory

[Signature page to joint filing agreement (Atour 13G)]